Exhibit 2.1

Execution copy

ADDENDUM TO THE IRREVOCABLE UNDERTAKING

This addendum (the Addendum) is entered into on 14 August 2015 between:

1.	FedEx Corporation, a public company organised under the laws of the State of Delaware, having its registered office at 1209 Orange Street, Wilmington, DE 19801, United States of America (FedEx); and

2.	PostNL N.V., a public company incorporated under the laws of the Netherlands, having its statutory seat at ‘s-Gravenhage, the Netherlands and its address at Prinses Beatrixlaan 23, 2595 AK ‘s-Gravenhage, the Netherlands (PostNL),

FedEx and PostNL are hereinafter also individually referred to as a Party and collectively as the Parties.

WHEREAS

A.	On 6 April 2015, FedEx and PostNL entered into an irrevocable undertaking in relation to the intended public offer by FedEx for the entire issued share capital of TNT Express N.V. as first announced on 7 April 2015 (the Irrevocable).

B.	As the intended launch date of the Offer is postponed the Parties wish to confirm the existence of the Irrevocable and to amend certain dates set out in the Irrevocable in connection with the revised Offer launch date.

THE PARTIES NOW HEREBY AGREE AS FOLLOWS

1	IRREVOCABLE UNDERTAKING

1.1	Confirmation and amendment

The Parties confirm the continued existence of the Irrevocable as of the date of its signing on 6 April 2015 and hereby agree that Clause 6.1.2 header and subparagraph (b) of the Irrevocable is amended and will read as follows:

“In addition to clause 6.1.1 and subject to clause 6.1.3, this Agreement shall terminate immediately (without prejudice to accrued rights and/or liabilities arising from the prior breach of this Agreement) if:

(…)

b.	the Offer Document is not published and the Offer is not commenced ultimately on 31 August 2015; or

(…) ”

1.2	Confirmation

Subject to the amended terms and conditions of the Irrevocable pursuant to Clause 1.1, the Parties confirm and acknowledge that the Parties are and remain bound by the terms and conditions of the Irrevocable and that the Irrevocable is in full force and effect.

1.3	TNT

TNT Express N.V. will sign this Addendum for acknowledgement and agreement.

1.4	Integral part

This Agreement forms an integral part of the Irrevocable as amended hereby and, where appropriate, any reference to the Irrevocable will also be a reference to this Addendum and vice versa. Articles 8 (Notices), 9 (Miscellaneous) and 10 (Governing law and jurisdiction) of the Irrevocable apply to this Addendum mutatis mutandis.

— signature page follows —

Signature page to Addendum to Irrevocable

This Addendum has been signed on the date stated at the beginning.

For and on behalf of
FedEx Corporation

/s/ Christine P. Richards
By:	Christine P. Richards
Title:	Executive Vice President,
General Counsel and Secretary

For and on behalf of
PostNL N.V.

/s/ Jan Bos
By:	Jan Bos
Title:	CFO

For and on behalf of TNT Express N.V. for the sole purpose of reconfirming its commitment to clauses 2.3 and 2.4 of the Irrevocable		For and on behalf of TNT Express N.V. for the sole purpose of reconfirming its commitment to clauses 2.3 and 2.4 of the Irrevocable

/s/ L. W. Gunning		/s/ M. J. de Vries
By:	14 - 08 - 2015	By:	M. J. de Vries
Title:	Chief Exec. Officer	Title:	CFO